

March 4, 2015

<u>Via E-Mail</u>
Jeff Stein
President and Chief Executive Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, CA 92121

> **Re:** **Cidara Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 4, 2015**
> **CIK No. 0001610618**

Dear Mr. Stein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Preliminary Prospectus, Cover Page</u>

1. We note your disclosure on the cover page of the preliminary prospectus and on page 116 that you "intend to apply to list [y]our common stock on The NASDAQ Global Market under the symbol 'CDTX.'" However, on page 29 of the Risk Factors, you disclose that your "common stock has been approved for listing on The NASDAQ Global Market." Please revise to reconcile these two statements.

<u>Overview, page 1</u>

2. We acknowledge your disclosure that your "second product candidate, topifungin, is a first-in-class topical formulation of biafungin for the treatment of vulvovaginal candidiasis." The FDA's Center for Drug Evaluation and Research defines "first-in-

class" drugs as those that utilize a new and unique mechanism of action for treating a medical condition. As such, first-in-class drugs are generally associated with greater development risks and often greater development costs. If topifungin is not a first-in-class drug, as that term is used by the FDA, please revise accordingly. If it does fit such drug classification, please add a risk factor or augment an existing risk factor to discuss, as applicable, any additional risk topifungin's development may pose for the company as a first-in-class therapy.

Our Strategy, page 3

3. Where appropriate in your list of key strategic elements, please revise to clarify, if true, that you currently do not have any collaboration or licensing agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Determining Fair Value of Stock Options, page 54

4. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 57

5. Your table of pipeline candidates on page 57 does not appear to reflect precisely the status of your various development efforts. Specifically, we note that the arrow for both biafungin and topifungin extends well into "IND Enabling" column, you have not filed INDs as yet for either product candidate. Accordingly, please revise the table so that the arrow stops just before the "IND Enabling" column.

Strategy, page 60

6. Your disclosure on pages 60 and 67-68 indicates that you had a pre-IND meeting with the FDA in December 2014 concerning biafungin, the result of which was an "agreement with the FDA that a single Phase 3 pivotal clinical trial, supported by a single Phase 2 clinical trial and a safety database of at least 300 patients can support approval for the treatment of candidemia." As applicable and material to investors, please revise to disclose any other relevant discussions, feedback and other information that has been communicated among you and the FDA to the extent this information is not already provided.

Half-life of Biafungin and Other Echidocandins, page 65

7. Please clarify the meaning of the multiple entries in the table for "ot A aila le."

In Vivo Safety Data, page 67

8. In the table entitled "Efficacy of Biafungin and Anidulafungin in a Mouse Candidiasis Model," please explain the meaning and import of p-values and statistical significance, how the two concepts are related and what the accepted threshold is for statistical significance.

C-001 for Invasive Aspergillosis, pages 72-73

9. Please explain, in layman's terms, the meaning of the word "neutrophils" the first time it appears in the prospectus and clarify the significance of neutrophils to the assessment and treatment of bacterial infections.

Board Composition, page 89

10. We note the following: your board of directors has eight members, the authorized number of directors may be changed only by resolution of a majority of present directors, and no disclosure is provided indicating whether this number is expected to change when Cidara Therapeutics becomes a public reporting company. Given the possibility that board votes may result in ties when a board contains an even number of members, please revise to provide a risk factor for the possible ramifications of having an even number of directors on your board.

Voting, page 112

11. We note that your disclosure regarding shareholder voting thresholds is scattered across several parts of the prospectus. Further, we acknowledge your disclosure as to the threshold for the election of directors, their removal, and the amending the articles of incorporation and bylaws. Please expand your disclosure to include the voting threshold for all matters that may be voted on by stockholders under the "Voting" heading on page 112.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 115

12. We note your disclosure on page 115 regarding provisions of your amended and restated certificate of incorporation and amended and restated bylaws, which have yet to be filed as exhibits to the registration statement, stating that the Delaware Court of Chancery shall be the sole and exclusive forum for any stockholder bringing specified actions. Please

add a risk factor describing the specific types of actions subject to the exclusive forum provision and the attendant risks to investors. For example, please highlight that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims. We may have further comments once you have filed these documents as exhibits.

Exhibits 3.2 and 3.4

13. We note that you will file by amendment as Exhibits 3.2 and 3.4 the Amended and Restated Certificate of Incorporation and Amendment and Restated Bylaws of the registrant, respectively. Please provide us with copies of the form of the Amended and Restate Certificate of Incorporation and the Amendment and Restated Bylaws you intend to file as soon as practicable.

Other Comments

14. Please submit all other exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

15. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

17. Your exhibit index does not indicate that you have submitted or will be submitting a confidential treatment request with respect to your exhibits or portions of certain of your exhibits. If you do intend to make a confidential treatment request for any of your exhibits, please confirm this.

You may contact Christine Torney at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Charles J. Bair, Esq.
        Karen Deschaine, Esq.
        Cooley LLP